

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Troy Ignelzi
Chief Financial Officer
Rapport Therapeutics, Inc.
1325 Boylston Street, Suite 401
Boston, MA 02215

> **Re: Rapport Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 17, 2024**
> **File No. 333-279486**

Dear Troy Ignelzi:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 17, 2024

Risks Associated With Our Business, page 7

1. We note your revised disclosure at the bottom of page 29 in response to prior comment 1. Please add a new Summary risk factor bullet point that highlights this specific risk.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt